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                              February 17, 2022

       Man Chung Chan
       Chief Executive Officer
       Bonanza Goldfields Corp.
       37/F, Singapore Land Tower
       50 Raffles Place
       Singapore 048623

                                                        Re: Bonanza Goldfields
Corp.
                                                            Amendment No. 3 to
Registration Statement on Form 10-12G
                                                            Filed February 7,
2022
                                                            File No. 000-53612

       Dear Mr. Chan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form 10-12G

       Howey Analysis, page 5

   1. We note your response to comment 3 and reissue this comment. In this regard, it is not clear to us why calling
the tokens NFTs, even with the    h-    qualifier, is appropriate given
                                                        the tokens appear to be
fungible. We note that the embedded license and access right, while additional
features of the token, appear to be fungible as well. Please revise to remove this term or
explain to us why using this term is appropriate.
   2.                                                   We note your response
to comment 4 and have the following comments:

                                                              Please describe
in greater detail how the marketplace will operate, including your role in its operation;
                                                              Please expand
your investment contract analysis to address your operation of the
 Man Chung Chan
Bonanza Goldfields Corp.
February 17, 2022
Page 2
           marketplace. See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner
           & Smith, Inc., 756 F.2d 230 (2d Cir. 1985);
             Your analysis is limited to whether the digital assets may be investment contracts under Section 2(a)(1) of the Securities Act and does not address the other enumerated types of securities identified in Section 2(a)(1). Please expand your analysis to address these other enumerated types of securities; and
             In responding to this comment, please remove the Section 2(a)(1) analysis from the filing and instead provide it to us supplementally.
3.    We note the statement on page 6 that you    intend to provide NFT
solutions to third
      parties.    Please describe the solutions/services you intend to provide in greater detail.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.



                                                             Sincerely,
FirstName LastNameMan Chung Chan
                                                             Division of
Corporation Finance
Comapany NameBonanza Goldfields Corp.
                                                             Office of Trade &
Services
February 17, 2022 Page 2
cc:       Jenny Chen-Drake, Esq.
FirstName LastName